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                                                                      EXHIBIT 18

February 5, 1999


Mr. Alfred J. Corso
Corporate Controller
Brown & Sharpe Manufacturing Co.
200 Frenchtown Road
North Kingstown, RI 02852

Dear Mr. Corso:

Note 2 of Notes to consolidated financial statements of Brown & Sharpe Manufacturing Company included in its Annual Report to Shareholders (Form 10-K) for the year ended December 31, 1998, describes a change in the method of accounting for long-term contracts from the percentage of completion method to the completed contract method. You have advised us that you believe that the change is to a preferable method in your circumstances because it provides a better matching of cost and revenue and it is more practical to recognize revenues upon shipment as the Company's financial position and results of operations would not vary materially from those resulting from use of the percentage of completion method due to the short-term nature of the production cycle.

We conclude that the change in the method of accounting for long-term contracts is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances.

                                       Very truly yours,


                                       Ernst & Young LLP